SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


FORM 6-K

REPORT OF FOREIGN ISSUER


PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934


			Date:		February 6, 2002


NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

	X	Form 20-F				Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3- 2(b) under the Securities Exchange Act of 1934.

		Yes					No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.




						NATIONAL GRID GROUP plc


						     s/David C. Forward
						By_________________________
 Name: David C. Forward
  Title: Assistant Secretary













Date:   February 6, 2002








ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for January
2002

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom


Recent Announcements to The London Stock Exchange

DATE		DETAILS
-----	-------

31.1.02	National Grid Scheme Of Arrangement Becomes
Effective

31.1.02 National Grid Completes The Acquisition Of Niagara
Mohawk

30.1.02	NGG's Exec. Directors' share interests (further
operation of ESOP).

30.1.02	NGG's Exec. Directors' share interests (further
Quest operation).

29.1.02	National Grid Announces Final Election Results and
Allocation of Consideration

28.1.02 National Grid Announces Preliminary Merger Results

25.1.02	National Grid Scheme of Arrangement Sanctioned

17.1.02	NGG's Exec. Directors' share interests (further
Quest operation).

17.1.02 Notification of Capital Group's interest increased to 8.00 percent.

17.1.02	National Grid Receives Securities and Exchange
Commission Approval for Niagara Mohawk Transaction.

15.1.02	Additional share `blocklisting' (for Employee
Sharesave Scheme).

14.1.02	National Grid Acquisition of Niagara Mohawk

11.1.02	NGG's Exec. Directors' share interests (further
operation of ESOP).

7.1.02	Shareholders Approve Scheme of Arrangement (NIMO)

ANNEX 2 - Copy Announcements as sent


FORM 6-K


SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


Report of Foreign Issuer


Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange for January 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom



Stock Exchange Announcement- 7 January 2002

National Grid Shareholders approve Scheme of Arrangement
    -------------------------------------------------------

On 10 December 2001 National Grid Group plc ("National Grid") announced that it had published a circular to its shareholders (the "Circular") in connection with the introduction of a new holding company for the group, New National Grid plc ("New National Grid"), to be renamed National Grid Group plc, which was to be effected by means of a scheme of arrangement (the "Scheme") under section 425 of the Companies Act 1985.

The Directors of National Grid are now pleased to announce that at today's Court Meeting, the shareholders of National
Grid duly approved the Scheme without modification. At the subsequent EGM, also held earlier today, National Grid shareholders duly passed all the resolutions which were proposed, as set out in the notice of Scheme EGM dated 10
December 2001.

The Scheme is subject to final sanction by the Court and is expected to become effective in early 2002 which is the same time as the acquisition of Niagara Mohawk Holdings, Inc. is expected to complete.

Terms defined in the Circular have the same meanings when used in this announcement, unless the context requires otherwise.

ENQUIRIES:

National Grid:

Investors
---------
Marcy Reed  (011) 44 207 312 5779    (011) 44 77 6849 0807 (m)
Terry McCormick (011)44 207 312 5785 (011) 44 77 6804 5139 (m)

Media
-----
Susan Stevens (011) 44 207 312 5740  (011) 44 77 6967 1560 (m)
Clive Hawkins (011) 44 207 312 5757  (011) 44 78 3635 7173 (m)

Citigate Dewe Rogerson:  (011) 44 207 638 9571
Anthony Carlisle         (011) 44 79 7361 1888 (m)


Stock Exchange Announcement

National Grid Group plc (National Grid) 11 January 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP) (Notification
Of Directors' Interests pursuant to Section 324(2) of the
Companies Act 1985)

National Grid yesterday received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) had ceased to be technically interested in 6,081 NGG Ordinary shares on 9 January 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary  (011) 44 7312 5860)


Stock Exchange Announcement- 14 January 2002

National Grid Acquisition of Niagara Mohawk

National Grid notes the statement on the Niagara Mohawk website referring to the Securities and Exchange Commission approval of the acquisition of Niagara Mohawk.

National Grid announces that this statement has been placed on the website in error and that approval from the Securities and Exchange Commission has not yet been obtained.

The acquisition remains on track for completion in early 2002.

Further details will be released when appropriate.

ENQUIRIES:

National Grid:

Investors
---------
Marcy Reed  (011)44 207 312 5779     (011)44 77 6849 0807(m)
Terry McCormick (011)44 207 312 5785 (011)44 77 6804 5139(m)
Karen Shih	 (508) 389 3176


Media
-----
Susan Stevens (011)44 207 312 5740  (011)44 77 6967 1560(m)
Clive Hawkins (011)44 207 312 5757  (011)44 78 3635 7173(m)

Citigate Dewe Rogerson:  (011) 44 207 638 9571
Anthony Carlisle         (011) 44 797 361 1888(m)

Stock Exchange Announcement

National Grid Group plc (National Grid) 15 January 2002

National Grid Group plc

					Block Listing

Application has been made to the UK Listing Authority and to the London Stock Exchange for the block listing of 7.5 million ordinary shares of National Grid plc of 11 13/17 pence each fully paid when issued ranking pari passu in all respects with the existing issued ordinary shares to be admitted to the Official List and to trading on the London Stock Exchange.


Stock Exchange Announcement

National Grid Group plc (National Grid) 17 January 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to Section
324(2) of The Companies Act 1985)

Today, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 39,732 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of
National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees.

The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary:  (011) 44 207 312
5860).


17 January 2002

Notification of Interest in National Grid Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985

National Grid yesterday received a further notification from The Capital Group Companies, Inc., that its notifiable interest increased to 8.00 percent as of 14 January 2002.


Stock Exchange Announcement- 17 January 2002

National Grid Receives Securities and Exchange Commission
Approval for Niagara Mohawk Acquisition - Acquisition now expected to close by end January

National Grid Group plc ("National Grid") announces that on 16 January it received approval from the US Securities and Exchange Commission, under the Public Utility Holding Company Act of 1935, for its acquisition of Niagara Mohawk Holdings, Inc. (Niagara Mohawk). This is the final regulatory approval required to complete the acquisition. National Grid expects to close the acquisition on 31 January 2002.

Roger Urwin, Chief Executive of National Grid Group said, "Following the recent shareholder approval of the Scheme of Arrangement, the SEC approval makes this an excellent start to the New Year for National Grid. We can now look to implement our integration plans and begin to deliver the benefits of the Niagara Mohawk acquisition.

"National Grid's US strategy continues to transform the shape and potential of the company. Niagara Mohawk will double the size of our US business with more than 60 per cent of the Group's electricity operating profits coming from the US. The acquisition is expected to enhance earnings per share before exceptional items and after goodwill amortisation in the first full year after completion. We are confident that we will meet our objective of earning a nominal pre-tax return of 10.5 per cent on our expanded US business by the year ending March 2005, underpinning our target to increase dividends per share by five per cent per annum in real terms up to 2006."

In accordance with the terms of the Merger Agreement, Niagara Mohawk shareholders will receive consideration of 18.89 dollars for each share of Niagara Mohawk common stock held, valuing the equity of Niagara Mohawk at 3.0 billion dollars (2.1 billion pounds sterling). The per share consideration was determined by the average US dollar price of five National Grid Ordinary shares being 32.22 dollars as calculated from 20 trading days randomly selected from the 40 consecutive trading day period 13 November 2001 to 10 January 2002. As the average price is below the bottom of the range of 32.50 dollars to 51.00 dollars specified in the Merger Agreement, the base 19.00 dollars consideration per Niagara Mohawk share has been reduced by two-thirds of the percentage decrease below 32.50 dollars.


Niagara Mohawk shareholders can elect to receive their consideration in the form of 18.89 dollars cash per share,
0.5863 National Grid American Depositary Shares per share, or a combination of both.

The Merger Agreement states that the total amount of cash payable to Niagara Mohawk shareholders will be 1.015 billion dollars, but National Grid will increase this amount to 50 per cent of the total consideration, if it receives sufficient cash elections. National Grid will, so far as possible, satisfy Niagara Mohawk shareholders' elections. However, to the extent that they cannot be satisfied in full they will be scaled down on a pro rata basis.

The deadline for Niagara Mohawk shareholders to return their forms of election to the Exchange Agent, The Bank of New York, is 5:00 pm (New York time) on 24 January 2002. Election materials and delivery instructions were mailed to Niagara Mohawk shareholders on 27 December 2001. Niagara Mohawk shareholders who did not receive that mailing should contact the information agent for this transaction, Mellon Investor Services, on 1 800 953 2703 as soon as possible. Mailing and delivery instructions are also available on the companies' websites at www.nationalgrid.com and www.niagaramohawk.com.


Forward-Looking Statements

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the acquisition of Niagara Mohawk, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

ENQUIRIES:

National Grid:

Investors
----------
Marcy Reed  (011)44 207 312 5779  (011)44 77 6849 0807(m)
Terry McCormick (011)44 207 312 5785 (011)44 77 6804 5139(m)
Karen Shih......(508) 389 3176


Media
------
Susan Stevens (011)44 207 312 5740  (011) 44 77 6967 1560 (m)
Clive Hawkins (011) 44 207 312 5757 (011) 44 78 3635 7173 (m)

Citigate Dewe Rogerson: (011) 44 207 638 9571
Anthony Carlisle        (011) 44 79 7361 1888 (m)

Stock Exchange Announcement- 25 January 2002

National Grid Scheme of Arrangement Sanctioned

On 7 January 2002 National Grid Group plc ("National Grid") announced that its shareholders had approved the introduction of a new holding company for the group, New National Grid plc ("New National Grid"), which is to be effected by means of a scheme of arrangement (the "Scheme") under section 425 of the Companies Act 1985.

Upon the Scheme becoming effective, all existing National Grid shares will be cancelled and replaced with the same number of shares in New National Grid.

Earlier today, the High Court sanctioned the Scheme without modification. National Grid expects that:

-	it will implement the Scheme on Thursday 31 January 2002
and that immediately thereafter the name of New National
Grid will be changed to National Grid Group plc;

-	the Scheme Record Date will be 30 January 2002; and

-	new share certificates will be despatched no later than
14 February 2002.

Subject to the receipt of the relevant certificates by the UK Listing Authority, dealings in New National Grid Shares issued pursuant to the Scheme are expected to commence on the London Stock Exchange under the name of National Grid Group plc and the symbol NGG at 8:00 a.m. (London time) on the morning of 31 January. Dealings in New National Grid American Depositary Shares arising from the Scheme are expected to commence on the New York Stock Exchange under the name of National Grid Group plc and the symbol NGG at 9.30 a.m. (New York time) on the same morning.

National Grid's acquisition of Niagara Mohawk is expected to complete on 31 January 2002.


Forward-Looking Statements

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the acquisition of Niagara Mohawk, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

ENQUIRIES:

National Grid:

Investors
----------
Marcy Reed     (011)44 207 312 5779   (011)44 77 6849 0807 (m)
Terry McCormick(011)44 207 312 5785   (011)44 77 6804 5139 (m)
Karen Shih     (508) 389 3176

Media
------
Susan Stevens (011)44 207 312 5740  (011)44 77 6967 1560 (m)
Clive Hawkins (011)44 207 312 5757  (011)44 78 3635 7173 (m)

Citigate Dewe Rogerson:   (011)44 207 638 9571
Anthony Carlisle          (011)44 79 7361 1888 (m)


Stock Exchange Announcement- 28 January

National Grid Announces Preliminary Merger Election Results

On 17 January 2002 National Grid Group plc ("National Grid") announced that, in accordance with the Merger Agreement governing the terms of the acquisition of Niagara Mohawk Holdings, Inc. ("Niagara Mohawk"), Niagara Mohawk shareholders will receive consideration of 18.89 dollars for each share of Niagara Mohawk common stock held, which they could elect to receive in the form of 18.89 dollars cash per share, 0.5863 National Grid American Depositary Shares ("ADSs") per share or a combination of both.

Under the Merger Agreement, the aggregate cash consideration offered to all Niagara Mohawk shareholders was 1.015 billion dollars. However, the Merger Agreement allows National Grid, at its sole discretion, to increase the cash component of the total consideration if cash elections received from all Niagara Mohawk shareholders exceed 1.015 billion dollars.

The Election Deadline was 5:00 p.m. (New York time) on Thursday, 24 January 2002. National Grid has been advised that the preliminary results of the election process are as follows:


				Niagara Mohawk
				shares			For ADSs	For Cash		No
Preference
				--------------		--------	--------		------------
--

Shares elected	132,969,998		68,505,646	64,432,768	31,584

Elections
Accompanied by
Notice of guaranteed
Delivery		  9,310,029		 7,262,424	 2,047,605	     0

Total elections
and guarantees	142,280,027		75,768,070	66,480,373	31,584

Non-electing	 17,959,791

Total shares
Outstanding	160,239,818



These preliminary results are subject to adjustment. The guarantee of delivery process expires today at 5:00 p.m. (New York time). National Grid expects to announce the final election results, its allocation of ADSs and cash, its decision as to the consideration to be paid to non-electing shareholders, and any pro-ration of elections (if necessary) on or before 30 January 2002. The acquisition is expected to close on 31 January 2002.

Forward-Looking Statements

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the acquisition of Niagara Mohawk, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

ENQUIRIES:

Investors
----------
Marcy Reed (011)44 207 312 5779     (011)44 77 6849 0807 (m)
Terry McCormick (011)44 207 312 5785 (011)44 77 6804 5139 (m)
Karen Shih      (508) 389 3176

Media

Susan Stevens  (011)44 207 312 5740 (011)44 77 6967 1560 (m)
Clive Hawkins  (011)44 207 312 5757 (011) 44 78 3635 7173 (m)

Citigate Dewe Rogerson:   (011) 44 207 638 9571
Anthony Carlisle          (011) 44 79 7361 1888 (m)


STOCK EXCHANGE ANNOUNCEMENT- 29 JANUARY 2002

NATIONAL GRID ANNOUNCES FINAL ELECTION RESULTS AND ALLOCATION
OF CONSIDERATION

On 17 January 2002 National Grid Group plc ("National Grid") announced that, in accordance with the Merger Agreement governing the terms of the acquisition of Niagara Mohawk Holdings, Inc. ("Niagara Mohawk"), Niagara Mohawk shareholders will receive consideration of 18.89 dollars for each share of Niagara Mohawk common stock held, which they could elect to receive in the form of $18.89 cash per share, 0.5863 National Grid American Depositary Shares ("ADSs") per share or a combination of both.

The deadline for Niagara Mohawk shareholders to make their elections expired on 24 January 2002 and the deadline for delivery of Niagara Mohawk shares under the guarantee of delivery mechanism expired on 28 January 2002. At the expiry of this deadline, valid elections were received representing approximately 140.6 million Niagara Mohawk shares or 88 per cent of the 160.2 million shares outstanding. Of these shares, approximately 65.2 million shares (46 per cent of the electing shares) elected for cash consideration, and approximately 75.4 million shares (54 per cent of the electing shares) elected for ADS consideration. The remaining Niagara Mohawk shares, approximately 19.6 million or 12 per cent of the total shares outstanding, were recorded as non-electing shares.

Under the Merger Agreement, the aggregate cash consideration offered to all Niagara Mohawk shareholders was 1.015 billion dollars. However, the Merger Agreement allows National Grid, at its sole discretion, to increase the cash component of the total consideration if cash elections received from all Niagara Mohawk shareholders exceed 1.015 billion dollars. Given that the cash elections exceeded this level, National Grid has increased the aggregate cash component of the consideration to ensure that all valid cash elections are satisfied in full. Niagara Mohawk shareholders who elected cash for some or all of their shares will therefore receive
18.89 dollars cash per share, representing 1.23 billion dollars in aggregate.

Similarly, all valid ADS elections will be satisfied in full. Niagara Mohawk shareholders who elected ADSs for some or all of their shares will receive their consideration in the form of National Grid ADSs based on an exchange ratio of 0.5863 National Grid ADSs per Niagara Mohawk share.

Holders of Niagara Mohawk shares who did not make a valid election will receive 0.5863 National Grid ADSs for each Niagara Mohawk share held.

In aggregate, the consideration for the acquisition will be allocated 41 per cent to cash and 59 per cent to ADSs. The total number of ADSs issued for the acquisition is approximately 56 million, representing approximately 279 million ordinary shares. This represents approximately 16 per cent of the enlarged share capital.

As provided for in the Merger Agreement, National Grid will not issue any fractional ADSs. Niagara Mohawk shareholders entitled to a fractional ADS will receive a cash payment based on the fractional interest held and the closing price for a National Grid ADS as reported on the New York Stock Exchange on the date the acquisition is completed.

Roger Urwin, National Grid Group Chief Executive, said, "We are pleased that we have been able to meet all valid elections as submitted. This is an excellent transaction for shareholders which will immediately enhance earnings per share after goodwill amortisation and before exceptional items."

National Grid expects to complete the acquisition of Niagara Mohawk on 31 January 2002. It is expected that dealings in the National Grid ADSs issued pursuant to the acquisition will commence on the New York Stock Exchange under the symbol "NGG" at 9.30 a.m. (New York time) on 1 February 2002.

The Bank of New York, as exchange agent, will commence distributing the consideration to Niagara Mohawk shareholders who made valid elections in the form of cheques or direct registration advice forms no later than 6 February 2002. Niagara Mohawk shareholders who did not make a valid election will be sent instructions on how to claim their consideration on or about 14 February 2002.


Forward-Looking Statements

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the acquisition of Niagara Mohawk, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

ENQUIRIES:

National Grid:

Investors
---------
Marcy Reed  011)44 207 312 5779  (011)44 77 6849 0807 (m)
Terry McCormick(011)44 207 312 5785 (011)44 77 6804 5139 (m)
Louise Clamp   (011)44 207 312 5783 (011)44 77 6855 5641 (m)
Karen Shih     (508) 389 3176

Media
-------
Susan Stevens (011)44 207 312 5740 (011)44 77 6967 1560 (m)
Clive Hawkins (011)44 207 312 5757 (011)44 78 3635 7173 (m)

Citigate Dewe Rogerson:    (011)44 207 638 9571
Anthony Carlisle           (011)44 79 7361 1888 (m)


Stock Exchange Announcement

National Grid Group plc (National Grid) 30 January 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to Section
324(2) of The Companies Act 1985)

Today, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 62,268 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (011) 44 207 312
5860.


Stock Exchange Announcement

National Grid Group plc (National Grid) 30 January 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests pursuant to Section
324(2) of the Companies Act 1985)

National Grid today received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) had ceased to be technically interested in 7,984 NGG Ordinary shares on 28 January 2002, by virtue of the Trustee having transferred the shares to a participant.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary  (011) 44 207 312
5860.



Stock Exchange Announcement- 31 January 2002

NATIONAL GRID COMPLETES THE ACQUISITION OF NIAGARA MOHAWK

National Grid Group plc ("National Grid") announces that it has completed its 3.0 billion dollars (2.1 billion pounds sterling) acquisition of Niagara Mohawk Holdings, Inc. ("Niagara Mohawk"), which will become effective at 4:00 p.m. (New York time) today, 31 January 2002.

The combination of the two companies will more than double the size of National Grid's U.S. operations, creating the largest transmission network and distribution business in the New York / New England market and the eighth largest electricity utility in the US. The newly combined companies will serve more than 3.3 million customers.

Richard P. Sergel will continue as President and Chief Executive Officer of the enlarged National Grid USA. William
E. Davis, Chairman and Chief Executive of Niagara Mohawk, will be appointed Chairman of National Grid USA and will also join the National Grid Board as an executive director for two years. Dr. Bonnie G. Hill, one of Niagara Mohawk's non-executive directors, will also join the National Grid Board as a non-executive director.

The acquisition was announced on 5 September 2000 and received its final regulatory approval on 16 January 2002.


ENQUIRIES:

National Grid:

Investors
---------
Marcy Reed(011)44 207 312 5779      (011)44 77 6849 0807 (m)
Terry McCormick(011)44 207 312 5785 (011)44 77 6804 5139 (m)
Louise Clamp   (011)44 207 312 5783 (011)44 77 6855 5641 (m)
Karen Shih     (508) 389 3176

Media
------
Susan Stevens  (011)44 207 312 5740  (011)44 77 6967 1560 (m)
Clive Hawkins  (011)44 207 312 5757  (011)44 78 3635 7173 (m)

Citigate Dewe Rogerson: (011)44 207 638 9571
Anthony Carlisle        (011)44 79 7361 1888 (m)


STOCK EXCHANGE ANNOUNCEMENT- 31 JANUARY 2002

NATIONAL GRID SCHEME OF ARRANGEMENT BECOMES EFFECTIVE

National Grid Group plc ("National Grid") announces that, as anticipated, the scheme of arrangement (the "Scheme") between National Grid and its shareholders became effective this morning. Accordingly, New National Grid plc ("New National Grid") has become the new holding company of the National Grid Group.

Following the Scheme becoming effective, New National Grid has been renamed National Grid Group plc and National Grid has changed its name to National Grid Holdings One plc. For the purposes of this announcement, the previous names of the relevant companies have been used but all subsequent announcements will use their new names.

In accordance with the Scheme, existing shares in National Grid were cancelled and shareholders on the register at 5:30 p.m. on Wednesday, 30 January 2002 ("Scheme Shareholders") received one New National Grid share for each National Grid share held at that time. Existing National Grid American Depositary Shares ("ADS") automatically represent New National Grid ADSs. Accordingly, holders of National Grid ADSs on the register at 4:00 p.m. (New York time) on Wednesday, 30 January 2002 will from today hold one New National Grid ADSs for each National Grid ADS held as at that time.

National Grid has applied to the UK Listing Authority for the shares of National Grid to be delisted from the Official List of the UK Listing Authority with immediate effect. Dealings in the New National Grid shares issued pursuant to the Scheme are expected to commence on the London Stock Exchange under the name of National Grid Group plc and the symbol NGG at 8:00 a.m. today. Dealings in New National Grid ADSs arising from the Scheme are expected to commence on the New York Stock Exchange ("NYSE") under the name of National Grid Group plc and the symbol NGG at 9.30 a.m. (New York time) today.

The CREST accounts of Scheme Shareholders holding National Grid shares in uncertificated form are expected to be credited today. Definitive share certificates for the New National Grid shares will be despatched to Scheme Shareholders holding shares in certificated form on or before 14 February 2002.


New National Grid shares issued pursuant to the acquisition of Niagara Mohawk Holdings, Inc. ("Niagara Mohawk") are expected to be admitted to listing under the name of National Grid Group plc and the symbol NGG at 8:00 a.m. on 1 February 2002. Dealings in the New National Grid ADSs issued pursuant to the acquisition of Niagara Mohawk are expected to commence on the NYSE under the name of National Grid Group plc and the symbol NGG at 9:30 a.m. (New York time) on 1 February 2002.

Forward-Looking Statements

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the acquisition of Niagara Mohawk, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

ENQUIRIES:

National Grid:

Investors
---------
Marcy Reed (011)44 207 312 5779      (011)44 77 6849 0807 (m)
Terry McCormick(011)44 207 312 5785  (011)44 77 6804 5139 (m)
Louise Clamp   (011)44 207 312 5783  (011)44 77 6855 5641 (m)

Media
-----
Susan Stevens (011)44 207 312 5740   (011)44 77 6967 1560 (m)
Clive Hawkins (011)44 207 312 5757   (011)44 78 3635 7173 (m)

Citigate Dewe Rogerson:  (011)44 207 638 9571
Anthony Carlisle         (011) 44 79 7361 1888 (m)